April 4, 2005

via facsimile and U.S. mail

Mr. Andre Gaumond
President and Chief Executive Officer
Virginia Gold Mines Inc.
116 St. Pierre Street
City of Quebec, Quebec
Canada	G1K 4A7

	Re:	Virginia Gold Mines Inc.
		Form 20-F, filed December 2, 2004
		File No. 000-29880

Dear Mr. Gaumond:

      We have reviewed the above filing and have the following engineering comments. Our review has been limited to the areas
identified below.   Please provide us a response to the comments
and
include appropriate disclosure in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Engineering Comments

General

1. It is very important to clearly distinguish between "Reserves," which have a clearly defined technical, legal, and economic meaning and "Non-reserve" mineralization that may or may never be mined at a profit for various reasons. In future filings, within a "Non-Reserve" section, disclose the "measured" and "indicated" resources separately from "inferred" resources, using separate tables and narratives. Resources should only be reported as "in place" tonnage and grade, and should not be disclosed as units of product, such as ounces of gold or pounds of copper. The relative quality, reliability, and risk associated with each group of estimates must be clearly distinguished and conveyed to the average non-technical reader.

Before the "Measured and Indicated" Resource table, insert the following including the indenting and bolding:

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.
This section uses the terms "measured" and "indicated resources." We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Before the "Inferred" Resource table, insert the following including the indenting and bolding:

Cautionary Note to U.S. Investors concerning estimates of Inferred
Resources
This section uses the term "inferred resources." We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral
Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

2. Mineral resources must have "reasonable prospects for economic extraction." This means that any reportable "resource" estimates must have been delimited using an economically based "cutoff grade" to segregate "resources" from just "mineralization." In future filings, provide the unit cutoff grade used to delimit the tonnage estimates. In establishing the cut-off grade, it must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices.
In the future provide an analysis that substantiates that the cutoffs used were based on reasonable economic assumptions. Or if the resource estimates are not based on economic cutoffs, remove the estimates.

3. We note that your website and some press releases refer to or use the terms "measured," "indicated or weighted," "inferred or presumed," and "resources." If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC and National Instrument 43-101, accompany such disclosure with the following cautionary language, including the bolding and indenting:

Cautionary Note to U.S. Investors -- The United States Securities
and
Exchange Commission permits U.S. mining companies, in their
filings
with the SEC, to disclose only those mineral deposits that a company
can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider
closely
the disclosure in our Form   , File No.      , which may be
secured
from us, or from the SEC`s website at
http://www.sec.gov/edgar.shtml.

4. To the extent that your web site contains disclosure about adjacent or other properties on which you have no right to explore or mine, include the following language along with the following cautionary note, including the bolding and indenting:
"This web site also contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC`s mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties."

Lac Gayot Property, Page 29

5. Table 1 illustrates the results of the 1998 program. In the future, as a general checklist, when reporting the results of sampling and chemical analyses:
* Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.
* Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.
* Eliminate all disclosure of the highest values or grades of sample sets.
* Eliminate grades disclosed as "up to" or "as high as."
* Eliminate statements containing grade and/or sample-width ranges.
* Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.
* Generally, use tables to improve readability of sample and drilling data.
* Soil samples may be disclosed as a weighted average value over some area.
* Refrain from reporting single soil sample values.
* Convert all ppb quantities to ppm quantities for disclosure. Revise your text accordingly.

Directors and Senior Management, Page 62

6. If one or more of your directors serves as a director of other similar companies involved in mineral exploration, and properties may be offered to both you and these other companies, or if these other companies may participate in the same properties as those in which you have an interest, one or more of your directors may have a conflict of interests. In future filings, disclose how you propose to resolve these potential conflicts of interest, and provide a risk factor that outlines possible conflicts of interests, and possible adverse consequences of these conflicts of interest.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filing;
* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact George (Ken) Schuler, mining engineer, at
(202)
824-5527 or, in his absence, Roger Baer, mining engineer, at (202) 942-2965, if you have questions regarding engineering comments. Please contact me at (202) 942-1870 with any other questions. Direct all correspondence to the following ZIP code: 20549-0405.


							Sincerely,



							H. Roger Schwall
							Assistant Director
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Mr. Andre Gaumond
Virginia Gold Mines Inc.
April 4, 2005
Page 2


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE